0-28776

P.E.
3-20-02

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 20, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

BH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy
Title: Company Secretary

Dated: March 20, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated March 15, 2002, relating to New Tel Limited's agreement to acquire DigiPlus Holdings Pty Limited.	1
Australian Stock Exchange Release, dated March 15, 2002, relating to New Tel Limited's half-yearly report for the period ended December 31, 2001.	2
Australian Stock Exchange Release, dated March 15, 2002, relating to the proposed private placement of $13 million of New Tel Limited's shares.	3

1. Australian Stock Exchange Release, dated March 15, 2002, relating to New Tel Limited's agreement to acquire DigiPlus Holdings Pty Limited.

INVESTOR RELATIONS - LATEST ASX RELEASE

15 March 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

NEW TEL - AGREEMENT REGARDING ACQUISITION OF DIGIPLUS

New Tel confirms that it has entered into a heads of agreement regarding the acquisition of DigiPlus Holdings Pty Limited. This agreement is in line with the Company's acquisition strategy to fast track business growth and position New Tel as a major telecommunications company in Asia Pacific.

The purchase consideration is planned to be $40 million in cash and $10 million in shares in New Tel (issued at the average of yesterday's closing price and the lower of $0.50 and the closing price on the day prior to completion), payable in tranches over a 15 month period. The transaction is subject to the completion of appropriate due diligence, the negotiation of definitive documentation, obtaining necessary shareholder approvals and the satisfaction of certain other conditions relating to business operations.

DigiPlus is a privately owned reseller established in Australia in 1997 offering competitive local, national, international and mobile calls and internet services targeted at residential customers, particularly ethnic communities. DigiPlus has approximately 150,000 customers tolling over 500 million minutes per year generating annual revenue of around $100 million.

The planned acquisition will provide New Tel with a combined residential and corporate customer base of around 300,000. Combined customers are currently tolling over 1 billion minutes per year resulting in revenues in excess of $250 million per annum.

The DigiPlus operation has a strong synergy with New Tel through its development and provision of products and services for ethnic community groups. DigiPlus' targeted customer strategy includes a highly successful loyalty programme that New Tel plans to expand and offer to existing New Tel customers along with Digiplus products.

New Tel will add further value by cross selling its own suite of products and services to the DigiPlus customers, leveraging significant economies of scale across the Company and reducing total customer acquisition costs over the period.

A media release is attached.

Yours faithfully

PETER MALONE
CHIEF EXECUTIVE OFFICER

---

2. Australian Stock Exchange Release, dated March 15, 2002, relating to New Tel Limited's half-yearly report for the period ended December 31, 2001.

INVESTOR RELATIONS - ASX RELEASE ARCHIVE

15 March 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

HALF YEARLY REPORT FOR THE PERIOD ENDING 31 DECEMBER 2001

New Tel Limited is pleased to submit its half yearly report for the period ending 31 December 2001. New Tel has firmly established in the Australian telecommunications industry as a national full service telecommunications carrier, with major achievements listed below:

- Telecommunications operations EBITDA positive from October 2001;
- Over 600 % increase in revenue to an annualised $150 million, with the opportunity post acquisition of DigiPlus leading to further increased revenues of $250 million;
- Growth in customers to 180,000 with the acquisition of DigiPlus poised to deliver a total 300,000 customer base;
- Continued development of New Tel's Chinese language portal nihao.com with the launch of nihao.com.cn based in Beijing

With improved mobile plan profitability and economies of scale being realised due to the dramatic increase in customer numbers, New Tel has laid solid foundations for the business that will reap rewards in future periods. This has been achieved by vigorously pursuing previously stated goals, including moving the business into profitability and growing through strategic acquisitions.

While the telecommunications business has been EBITDA positive since October 2001, New Tel has reported a net loss for the past six months that is largely attributable to costs incurred in the first quarter of the year and its subsidiary businesses, namely:

- Mobile phone contracts (since modified) - these original contracts provided for the supply of a phone by the Company with the monies outlayed not recovered until

month 12 under a 24 month standard contract;
- Expenditure in subsidiary businesses (Transcom Communications Systems Limited and Advanced Engine Components Limited) - these companies are currently moving into commercialisation with AEC particularly seeing significant results in the current year. Consequently outlays to these businesses are expected to decrease markedly;
- WorldxChange integration costs and charges - the Company has incurred certain costs and charges that have been reduced or are no longer being incurred that relate to the duplication of resources that resulted from the acquisition of WorldxChange on 18 May 2001. The majority of these costs have been removed from the business as at 31 December 2001 with a corresponding increase in earnings.

Detailed Company activities during the period are provided below:

Australian operations

During the period, New Tel expanded its products and services to provide a complete range covering local, national, international and mobile telephony, data, and internet. The Company now has a national presence with offices, dealers or agents in every capital city and many major regional cities.

<u>Growth in customer numbers and revenues</u>
Customer numbers have grown substantially with New Tel now servicing 180,000 customers. As a result of the expansion, the Company has achieved a substantial increase in revenues compared to the same period last year.

In terms of total billing revenues New Tel now has annual billings of more than $150 million propelling the Company into the top tier telecommunications companies in Australia.

<u>Move to profitability</u>
With a solid customer base, New Tel has secured savings across our operations resulting in lower customer acquisition costs in coming periods. Staff numbers, administrative and infrastructure operations have been consolidated, and as a result the Company progressively increased returns to the extent the business moved into positive EBITDA in October 2001.

In order to maintain positive earnings, New Tel will continue to evolve strategies, products and services to meet the needs of the changing market and take advantage of opportunities. With the Company now providing a full range of products and services, New Tel is able to attract new customers by meeting all their telecommunications needs.

New Tel is also pursuing a value adding business strategy where we cross sell our products and services to our existing customer base, with the aim of increasing average customer spend and further reducing our per customer acquisition costs. This strategy along with strategic acquisitions is seen as the driver for delivering profitable growth.

Strategic acquisitions
New Tel recently announced it had entered into a heads of agreement regarding the acquisition of DigiPlus Holdings Pty Limited. This agreement is in line with the Company's acquisition strategy to fast track business growth and position New Tel as a major telecommunications company in Asia Pacific.

DigiPlus is a privately owned reseller established in Australia in 1997 offering competitive local, national, international and mobile calls and internet services targeted at residential customers, particularly ethnic communities. DigiPlus has approximately 150,000 customers tolling over 500 million minutes per year generating annual revenue of around $100 million.

The planned acquisition will provide New Tel with a combined residential and corporate customer base of around 300,000. Combined customers are currently tolling over 1 billion minutes per year resulting in revenues in excess of $250 million per annum.

This acquisition is one of three undertaken during the period. New Tel has now completed the integration of switched telecommunications service provider WorldxChange Pty Ltd into its business and has redefined New Tel's business strategy and direction based on a new suite of products made available through the acquisition.

The Company also completed a takeover of all the issued capital of telecommunications technology infrastructure provider Cable & Telecoms Limited. This is expected to deliver New Tel significant scope in the telecommunications and media convergence by enabling the Company to offer media services to customers.

China Operations

During the past year New Tel furthered its program to develop telecommunications internet service provider (ISP) services in China. The program involves developing joint venture ISP businesses in Guangzhou and Beijing with subscribers accessing the internet through New Tel's portal nihao.com.

The ISP businesses are already operational in Beijing and Guangzhou. New Tel recently launched a new version of its highly successful Chinese language portal nihao.com to coincide with Chinese New Year celebrations this week.

Nihao China at www.nihao.com.cn is targeted at mainland Chinese and maintained at New Tel's office in Beijing. Nihao China delivers daily news including financial, sports, entertainment, science and technology and is focused on events and information from China.

Nihao China is also accessible through New Tel's main portal home page www.nihao.com, which includes the already established and popular Nihao Australia site developed and maintained in Sydney to focus on Australian information of interest to the Chinese community.

The new China based site has seen nihao.com develop into a global gateway for Chinese communities with both the Australian and Chinese versions of nihao.com allowing visitors to access the same forum, chat sites and email to share and exchange information over the internet.

Additionally, the portal is now working with three China joint venture content providers in the fields of education, commerce and technology, with two of these providers based in Beijing and the other in Shenzhen.

Capital Raisings

In January 2002, the Company completed a placement for 10 million shares and 5 million options raising $2.25 million for the development of New Tel's China programme.

Additionally, in March 2002 the Company announced underwritten placements for $13 million subject to shareholder approval.

In summary, Directors believe that the business strategy of growth through acquisitions is poised to reap significant rewards for New Tel in future periods. It is expected that media and data services will drive long term growth and the Company is currently examining opportunities particularly in these areas.

Yours faithfully

PETER MALONE
CHIEF EXECUTIVE OFFICER

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

NEWTEL LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year ended ('current period')
85 009 068 955	✓		31st December 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up	633%	to	76,289
Loss from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	67%	to	18,736
Loss from ordinary activities after tax attributable to members (*item 1.23*)	up	69%	to	18,953
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			Nil
Net loss for the period attributable to members *(item 1.11)*	up	69%	to	18,953

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)*	Nil¢	Nil¢
Interim dividend *(Half yearly report only - item 15.6)*	Nil¢	Nil¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	Nil¢	Nil¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated Statement of Financial Performance[1]

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	76,289	10,413
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(95,809)	(22,048)
1.3	Borrowing costs	(30)	(14)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(19,550)**	**(11,649)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(19,550)**	**(11,649)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(19,550)**	**(11,649)**
1.10	Net profit (loss) attributable to outside +equity interests	597	407
1.11	**Net profit (loss) for the period attributable to members**	**(18,953)**	**(11,242)**
	Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity[2]	-	-
	Total changes in equity other than those resulting from transactions with owners as owners[3]	-	-

+ See chapter 19 for defined terms.

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(89,944)	(38,255)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(18,953)	(11,242)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(108,897)**	**(49,497)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(19,333)	(11,649)
1.19	Less (plus) outside +equity interests	597	407
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(18,736)	(11,242)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(19,550)	(11,649)
1.22	Less (plus) outside +equity interests	597	407
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(18,953)**	**(11,242)**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Sales Revenue - services	72,568	3,061
	Sales Revenue - goods	995	2,348
	Cost of services	(55,986)	(5,190)
	Cost of goods sold	(488)	(1,230)
	Gross Profit/(loss)	17,089	(1,011)
	Other Revenue from ordinary activities	2,726	5,004
	Gain on dilution of controlled entity	431	2,214
	Distribution expense	(395)	(149)
	Service expense	(12,443)	(3,757)
	Marketing expense	(6,532)	(6,856)
	Occupancy expense	(1,719)	(992)
	Admin expense	(6,272)	(3,251)
	Borrowing costs	(30)	(14)
	Other expenses from ordinary activities	(12,405)	(2,838)
	Loss from ordinary activities before income tax benefit	(19,550)	(11,650)
	Income tax benefit relating to ordinary activities	-	-
	Net Loss from ordinary activities after income tax benefit	(19,550)	(11,650)
	Net Loss attributable to outside equity	597	407
	Net Loss attributable to number of parent entity.	(18,953)	(11,243)
	Significant items[4]	Nil	Nil

Intangible and extraordinary items (See Note 3 in the attachment section for the prior period comparison)

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	216	65	6	145
2.2	Amortisation of other intangibles	1,529	459	67	1,003

+ See chapter 19 for defined terms.

2.3	**Total amortisation of intangibles**	1,745	524	73	1,148
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

Consolidated Statement of Financial Position[5]

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	15,286	22,406	57,042
4.2	Receivables	29,077	25,249	5,171
4.3	Investments	43	493	5,227
4.4	Inventories	1,323	1,561	985
	Current tax assets[6]	-	-	-
4.5	Other (provide details if material)	1,019	1,099	2,179
4.6	**Total current assets**	**46,748**	**50,808**	**70,604**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	5,597	4,147	471
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	19,643	19,720	6,246

+ See chapter 19 for defined terms.

4.14a	Intangibles (net)	27,200	18,732	14,653
4.14b	Deferred tax assets	-	-	-
4.15a	Other (provide details if material)	148	142	141
4.15b	- Option fee	3,000	3,000	3,000
4.15c	-Acquisition costs	-	1,239	5,375
4.16	**Total non-current assets**	**55,588**	**46,980**	**29,886**
4.17	**Total assets**	**102,336**	**97,788**	**100,490**
	Current liabilities			
4.18	Payables	45,473	28,855	6,816
4.19a	Interest bearing liabilities	1,507	1,144	469
4.19b	Current tax liabilities	-	-	-
4.20	Provisions	5,621	7,457	449
4.21	Other (provide details if material)	1,148	947	739
4.22	**Total current liabilities**	**53,749**	**38,403**	**8,473**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24a	Interest bearing liabilities	3,812	3,178	2,080
4.24b	Deferred tax liabilities	-	-	-
4.25	Provisions	4,337	4,288	143
4.26	Other (provide details if material)	359	447	-
4.27	**Total non-current liabilities**	**8,508**	**7,913**	**2,223**
4.28	**Total liabilities**	**62,257**	**46,316**	**10,696**
4.29	**Net assets**	**40,079**	**51,472**	**89,794**
	Equity			
4.30	Capital/contributed equity	148,730	141,090	138,803
4.31	Reserves	340	287	302
4.32	Retained profits (accumulated losses)	(108,897)	(89,944)	(49,497)
4.33	**Equity attributable to members of the parent entity**	**40,173**	**51,433**	**89,608**
4.34	Outside +equity interests in controlled entities	(94)	39	186
4.35	**Total equity**	**40,079**	**51,472**	**89,794**
4.36	Preference capital included as part of 4.33	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	79,659	8,545
7.2	Payments to suppliers and employees	(81,109)	(22,690)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	576	1,680

+ See chapter 19 for defined terms.

7.6	Interest and other costs of finance paid	(3)	(41)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(877)**	**(12,506)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(2,150)	(810)
7.11	Proceeds from sale of property, plant and equipment	35	209
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	837	2,999
7.14	Loans to other entities	(200)	-
7.15	Loans repaid by other entities	-	
7.16	Other (provide details if material)	(694)	(639)
7.16a	- Payment for intellectual property	(2,421)	(2,247)
7.16b	- Payment for acquisition costs	(1,032)	(1,271)
7.16c	- Payment (to) from Deposits	(209)	2,851
7.16d	- Payment for Restructuring	(904)	-
7.17	**Net investing cash flows**	**(6,738)**	**1,092**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	968	6,634
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(398)	(358)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	(75)	(1,179)
7.23	**Net financing cash flows**	**495**	**5,097**
7.24	**Net increase (decrease) in cash held**	(7,120)	**(6,317)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	22,406	63,359
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	15,286	57,042

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

Issue of 30 million New Tel Limited ordinary shares valued at $6,700,000 to acquire 100% of the issued capital in Xinhua Internet Co Ltd. Commencement of a finance lease transaction for telecommunications equipment valued $842,000, which increases other property plant and equipment and the current and non-current interest bearing liabilities.

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the statement of financial position is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	5,236	6,262
8.2	Deposits at call	10,050	50,780
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**15,286**	**57,042**

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(26%)	(112%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(49%)	(13%)

Earnings per security (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
	(a) Basic EPS	($0.12)	($0.08)
	(b) Diluted EPS (if materially different from (a))	($0.12)	($0.08)
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	163,065,327	143,620,057

NTA backing *(see note 7)*		Current period	Previous corresponding period
11.1	Net tangible asset backing per +ordinary security	$0.07	$0.52

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	519	1,964
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	284
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	1,992
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	2,897	837
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect[7]

13.1	Name of entity (or group of entities)	XinHua Internet Company Limited (XIC) Chinaworld Internet Company Limited (CIT)
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	XIC $(3) CIT $(3)
13.3	Date from which such profit has been calculated	Both from 16th October 2001
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	XIC $NIL CIT $NIL
13.4a	Consolidated Entity's interest	Both 100%
13.4b	Prior Period	Nil acquired

+ See chapter 19 for defined terms.

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Nil
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$Nil
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$Nil
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$Nil
14.5a	Prior period	Nil Disposed

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting[8]. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report

Segments

Refer to note 2 in the Attachments

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/A¢	N/A¢	N/A¢
15.5	Previous year	N/A¢	N/A¢	N/A¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	NIL¢	NIL¢	NIL¢
15.7	Previous year	NIL¢	NIL¢	NIL¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/A¢	N/A¢
15.9	Preference +securities	N/A¢	N/A¢

Half yearly report - interim dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	NIL	NIL
15.11	Preference +securities	NIL	NIL
15.12	Other equity instruments	NIL	NIL
15.13	**Total**	**NIL**	**NIL**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/A

Any other disclosures in relation to dividends (distributions)

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
N/A	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests	-	-	-	-
	-	-	-	-
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	184,466,880	184,466,880		
18.4	Changes during current period (a) Increases through issues	1,400,000 30,000,000 179,000 2,845,271	1,400,000 30,000,000 179,000 2,845,271	$0.16 $0.22 $0.36 $0.23	$0.16 $0.22 $0.36 $0.23
	(b) Decreases through returns of capital, buybacks				
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		108,103,886	108,103,886		
18.8	Issued during current period				
	- Unlisted options	25,000,000	25,000,000	$0.50	30/11/04
	- Unlisted options	12,500,000	12,500,000	$0.75	30/11/05
	- Unlisted options	12,500,000	12,500,000	$1.25	30/11/06
	- Unlisted options	1,572,636	1,572,636	$0.50	31/12/04

+ See chapter 19 for defined terms.

18.9	Exercised during current period	-	-	-	-
18.10	Expired during current period	-	-	-	-
18.11	**Debentures** *(totals only)*	-	-		
18.12	**Unsecured notes** *(totals only)*	-	-		

See note 4 in the attachments for additional information in relation to contributed equity.

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting[9]. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of financial report[10] preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It does not include notes of the type normally included in an annual financial report. The financial report should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

This report is a general purpose financial report prepared in accordance with applicable Accounting Standards, the Corporations Law and other mandatory professional reporting requirements and with the Listing Rules of the Australian Stock Exchange. It should be read in conjunction with the last Annual Report and announcements to the market made by the Company during the year in accordance with the continuous disclosure obligations under the Corporations Law and Listing Rule 3A(1).

All material matters affecting the Company have been disclosed to the market in accordance with the Listing Rules.

On the 18th May 2001 New Tel Limited acquired the business and certain business assets and liabilities of WorldxChange Communications Pty Ltd. As a consequence of this acquisition the revenues and expenses for the six months ended 31 December 2001 are inclusive of this business, whilst the prior period revenues and expenses are exclusive of this business.

+ See chapter 19 for defined terms.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Further to the announcement on the 9th January 2002, New Tel has completed the private placement of 10,000,000 ordinary shares at $0.225 per share raising $2,250,000 in February 2002. As at 31 December 2001 New Tel had received $968,000 cash and had issued 3,145,271 ordinary shares in relation to this placement. Subsequent to balance date New Tel has received the remaining cash and issued the remaining shares to complete this placement.

On the 16th January 2002 New Tel Limited announced that it would proceed with its takeover offer for all of the issued capital of Cable and Telecoms Ltd having fulfilled of all the conditions of the takeover at the end of the offer period on 15 January 2002. At the close of the offer, New Tel had a relevant interest of 92.75% of the shares in Cable & Telecoms, and New Tel has confirmed to the ASX that it intends to compulsorily acquire the remaining shares.

On the 12th March 2002 New Tel paid $4,000,000 cash with respect to the indemnity it had previously provided on behalf of Advanced Engine Components Limited Structured Equity program. As a result current provisions have been reduced by that amount.

On the 15th March 2002 New Tel announced that it has entered into an agreement for the acquisition of the business and assets of DigiPlus Pty Limited for proposed purchase consideration of $40 million in cash and $10 million in New Tel shares payable in tranches over a 15 month period.

On the15th March 2002 the Company announced to the Australian Stock Exchange a fully underwritten private placement of 44,444,444 ordinary shares and 22,222,222 options exercisable at $0.50 on or before 31 December 2004 raising $10 million. The placement is subject to shareholders approval at an extraordinary general meeting.

On the15th March 2002 the Company also announced an additional and separate placement of 13,333,333 ordinary shares raising $3 million.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

There are currently no franking credits available and no prospects of paying any franked dividends for at least the next year.

+ See chapter 19 for defined terms.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Earnings per share
The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share ("EPS") for the comparative period ended 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share
Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

Segment reporting
The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: telecommunications products and services and vehicle engine systems. Comparative information has been restated for the changes in definitions of segment revenues and results. The financial effect of the change was a decrease in total comparative segment revenues of $2,215,000 and nil change in total comparative segment result.

Changes in Contingent Liabilities and Contingent Assets[11]
(Where there have been no changes in contingent liabilities or contingent assets since the last annual reporting period, state 'nil')

Nil

Other Matters Concerning the Half-Year Financial Report[12]

(At the half-year, the following information should be included in this section. Where the interim operations are seasonal or irregular, provide explanatory comments about the seasonality or irregularity of those operations. Provide details of the nature and amount of revisions in estimates previously reported where those revisions have a material effect on the current period. Describe any changes from the most recent annual reporting period in the measurement basis or estimation methods used in the preparing the half-year financial report.)

The Group incurred a loss for the period of $18.95 million and as at 31 December 2001 had a working capital deficiency of $2.72 million. The half year financial report is prepared on a going concern basis as the Directors consider this to be an appropriate basis for the following reasons:

1. On 15th March 2002 the Company announced to the Australian Stock Exchange a fully underwritten private placement of 44,444,444 ordinary shares and 22,222,222 options exercisable at $0.50 on or before 31 December 2004 raising $10 million. The placement is subject to shareholders approval at an extraordinary general meeting.

2. On 15th March 2002 the Company also announced an additional and separate placement of 13,333,333 ordinary shares raising $3 million.

3. On 15th March 2002 the Company announced the entering into a heads of agreement to acquire the business of Digiplus Holdings Pty Ltd for a proposed consideration of $40 million in cash and $10 million in shares in New Tel. The planned acquisition will provide New Tel with a combined residential and corporate customer base of around 300,000 customers with revenues in excess of $250 million per annum. This acquisition is in line with the Company's strategy to fast track business growth and position New Tel as a major telecommunications company in Asia Pacific.

Discontinuing Operations[13]

(Provide a description of any significant activities or events relating to a discontinuing operation for which the initial disclosure event has occurred, including any significant changes since the last annual reporting date in the amount or timing of cash flows relating to the assets to be disposed of and liabilities to be settled)

N/A

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

Compliance statement

1 This report has been prepared under accounting policies which comply with Accounting Standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ☑ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details will follow immediately they are available. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .... Date: 15th March 2002

Print name: **PETER MALONE**
CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated Statement of Financial Performance**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance*.
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated Statement of Financial Position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate.

+ See chapter 19 for defined terms.

However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

+ See chapter 19 for defined terms.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

	CONSOLIDATED	
	2001 $'000	2000 $'000
NOTE 1 – TAXATION		
Income Tax Expense		
Prima facie income tax benefit calculated at 30% (2000 34%) on the operating loss	(5,686)	(3,822)
Decrease in income tax benefit due to:		
Non-deductible and capital expenses	146	166
Amortisation of intangibles	487	353
Off-balance sheet income on Structured Equity Programs	96	334
Unrealised foreign exchange gains	-	(95)
Quarantined foreign loss	224	128
Minority interests	(309)	(891)
Timing differences and tax losses not bought to account as future income tax benefits	5,042	3,827
Income tax benefit attributable to operating profit	0	0

NOTE 2 - SEGMENT REPORTING

Industry Segments

Segment	Telecommunications Services		Vehicle Engine Systems		Eliminations		Consolidated	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000
SEGMENT REVENUE								
Revenue outside the economic entity	74,764	8,134	439	315	-	-	75,203	8,449
Inter segment revenue	6	-	-	-	(6)	-	-	-
Unallocated Revenue							1,086	1,964
Total Revenue							**76,289**	**10,413**
SEGMENT RESULT								
Segment operating loss	(14,073)	(9,456)	(2,656)	(2,602)	1,028	2,622	(15,701)	(9,436)
Income tax (expense/benefit)	-	-	-	-	-	-	-	-
Unallocated expenses						-	(3,849)	(2,213)
Operating (loss) after income tax							**(19,550)**	**(11,649)**

+ See chapter 19 for defined terms.

NOTE 3 - INTANGIBLE AND EXTRAORDINARY ITEMS

		Consolidated – prior period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	1,057	(353)	(41)	663
2.3	**Total amortisation of intangibles**	1,057	(353)	(41)	663
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

+ See chapter 19 for defined terms.

3. Australian Stock Exchange Release, dated March 15, 2002, relating to the proposed private placement of $13 million of New Tel Limited's shares.

INVESTOR RELATIONS - ASX RELEASE ARCHIVE

15 March 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

NEW TEL SHARE PLACEMENT RAISES $13 MILLION

New Tel Limited advises it is undertaking private placements totalling $13 million with the funds to be used for working capital and to fund the acquisition of DigiPlus Holdings Pty Ltd, as announced to the market on 15 March 2002.

The placements, subject to shareholder approval, are for 57,777,777 New Tel shares at a price of $0.225 per share together with one attaching free option for every two ordinary shares exercisable at $0.50 per option at any time prior to 31 December 2004.

Yours faithfully

PETER MALONE
CHIEF EXECUTIVE OFFICER

LATEST ASX RELEASE

ASX RELEASE ARCHIVE

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